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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires:  September 30, 1998
------                                              Estimated average burden
                                                    hours per response .... 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)
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
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 1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
Goldman, Steven R.                               Starwood Hotels & Resorts Worldwide, Inc./    to Issuer (Check all applicable)
                                                 Starwood Hotels & Resorts
                                                 HOT
---------------------------------------------------------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)   3. IRS or Social Security  4. Statement for      ----              ---
Starwood Hotels & Resorts Worldwide, Inc.        Number of Reporting        Month/Year          X  Officer (give    Other (specify
777 Westchester Avenue                           Person (Voluntary)         December 2000      ----        title ---       below)
---------------------------------------------                            -------------------               below)
                 (Street)                                                5. If Amendment,      Executive Vice President, Development
                                                                            Date of Original   -------------------------------------
                                                                            (Month/Year)       7. Individual or Joint/Group Filing
                                                                                                 (Check Applicable Line)
                                                                                               X  Form filed by One Reporting
                                                                                               -- Person
                                                                                                  Form filed by More than One
White Plains         NY            10604                                                       -- Reporting Person
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  (City)           (State)           (Zip)

USA                                          TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Shares(1)                       12/27/00   C             17,300    A                      17,300                 D
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                                                                                          32,434                 D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                                                     SEC 1474 (7/96)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Limited Partnership Units(2)  1-for-1     12/27/00   C                17,300     (2)             Shares(1) 17,300
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Limited Partnership Units(2)                                D
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                                  11,962                    D
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Explanation of Responses:

(1) Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a
    Maryland corporation (the "Corporation"), and Starwood Hotels & Resorts, a
    Maryland real estate investment trust (the "Trust" and, together with the
    Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share"). Corporation Shares and Trust Shares may be
    held and traded only in units ("Shares") consisting of one Corporation Share and one Trust Share.

(2) Pursuant to an Exchange Rights Agreement, and subject to certain limitations, holders of limited partnership units ("Realty Units") of SLT Realty Limited
    Partnership ("SLT") and of limited partnership units ("Operating Units" and together with the Realty Units "Units") of SLC Operating Limited Partnership
    ("SLC") have the right to tender to the Trust and the Corporation all or a portion of the Units held by such holder. The Trust and the Corporation have the option to pay for such tendered Units by delivering Shares or cash or a combination of cash and
    Shares. Each Unit tendered is exchangeable for one Share or the value thereof.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.   /s/ Dina Diagonale           03/20/2001
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                            --------------------------------- -----------
                                                                                       **Signature of Reporting Person   Date
                                                                                         Dina Diagonale, Attorney-in-Fact

Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                                SEC 1474 (8/92)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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